AB *
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09059008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible] 8-00201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (M/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moorehouse — (212) 294-7849 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — New York (State) — 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

3/20

AFFIRMATION

I, George Moorehouse, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership") for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George E Moorehouse
Signature

Controller
Title

Batya Kaufman
Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2009

CANTOR FITZGERALD & CO.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
Cantor Fitzgerald & Co.

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2009

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets		
Cash and cash equivalents		$ 380,683
Cash and securities segregated under Federal and other regulations		115,463
Securities purchased under agreements to resell		12,448,838
Securities owned:		
Pledged as collateral	$ 2,824,261	
Unencumbered	15,066	2,839,327
Securities borrowed		213,041
Receivables from brokers, dealers and clearing organizations		497,919
Receivables from customers		514,738
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $15,086)		9,646
Receivables from affiliates		26,448
Other		2,477
Total assets		$ 17,048,580
Liabilities and partners' capital		
Securities sold, not yet purchased		$ 982,783
Securities sold under agreements to repurchase		14,678,798
Securities loaned		126,929
Payables to brokers, dealers and clearing organizations		366,031
Payables to customers		315,918
Payables to affiliates		18,891
Accounts payable and accrued liabilities		85,445
Total liabilities		16,574,795
Partners' capital		
General partner		469,047
Limited partner		4,738
Total partners' capital		473,785
Total liabilities and partners' capital		$ 17,048,580

See notes to financial statements.

Cantor Fitzgerald & Co.

Notes to Statement of Financial Condition

December 31, 2008
(In Thousands)

1. General and summary of significant accounting policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the state of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. During June 2006, the Partnership was approved as a Primary Dealer in US Government Securities by the Federal Reserve Bank. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), CFLP CF&Co. I Holdings, L.P. (1%), both of which are indirect wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

Basis of Presentation – The financial statements include the accounts of Cantor Fitzgerald & Co. and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the financial statements, management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under Federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934.

1. General and summary of significant accounting policies (continued)

Securities Transactions – Securities owned by customers, including those that collateralize margin or other similar transactions are not reflected on the statement of financial condition. Securities transactions of the Partnership are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell – Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities – Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

(In Thousands)

1. General and summary of significant accounting policies (continued)

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance in Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized. The carrying value of the Partnership asset retirement obligation is $162 at December 31, 2008, which approximates fair value.

Income Taxes – Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

Stock-Based Compensation – CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments. Grant units are accounted for as liability awards under SFAS No. 123R, *Share-Based Payment*. SFAS No. 123R requires that the Partnership record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability of CFLP be reflected as stock-based compensation expense in the Partnership's statement of income.

Recently Adopted Accounting Pronouncements

Fair Value – In September, 2006, the FASB issued SFAS 157, Fair Value Measurement ("SFAS 157"). SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

(In Thousands)

1. General and summary of significant accounting policies (continued)

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

New Accounting Pronouncements:

SFAS No. 162: In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Partnership is currently evaluating the potential impact of adopting SFAS 162.

(In Thousands)

2. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
As of December 31, 2008		
Trading securities:		
Corporate bonds	$ 536	$ 2,521
Agency Mortgage Backed Securities	787,862	5,216
U.S. Government Securities and Agencies	2,036,909	963,650
Equities	14,020	11,396
Total	$ 2,839,327	$ 982,783

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under SFAS 157 at December 31, 2008:

	Assets at Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Corporate bonds		$ 536		$ 536
Agency Mortgage backed securities		787,862		787,862
US Government Securities and Agencies	$1,866,584	170,325		2,036,909
Equities	14,020			14,020
Total	$ 1,880,604	$ 958,723	$ –	$ 2,839,327

	Liabilities at Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Corporate bonds		$ 2,521		$ 2,521
Agency Mortgage backed securities		5,216		5,216
US Government Securities and Agencies	$955,370	8,280		963,650
Equities	11,396			11,396
Total	$ 966,766	$ 16,017	$ –	$ 982,783

(In Thousands)

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, and Customers

At December 31, 2008, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Broker-dealers	$ 12,533
Pending trades with broker-dealers	369,913
Clearing organizations	12,008
Securities failed to deliver	103,465
Total receivables	$ 497,919
Payables:	
Broker-dealers	$ 12,876
Clearing organizations	359
Securities failed to receive	352,796
Total payables	$ 366,031

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2008 without any adverse financial effect.

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities, primarily mortgage backed issues, equities and corporate bonds and margin on deposits with clearing organizations including the Fixed Income Clearing Corporation.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2008, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

4. Securities Financing Transactions

At December 31, 2008, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and

(In Thousands)

4. Securities Financing Transactions (continued)

securities borrowed. At December 31, 2008, the fair value of such collateral was $19,759,560. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $21,240,252 was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2008, collateral of $944,129 had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets and Leasehold Improvements

Fixed assets, consisted of the following as of December 31, 2008:

	Amount
Computer and communication equipment	$ 13,514
Leasehold improvements and other fixed assets	9,335
Software, including software development costs	1,863
Other	20
	24,732
Less accumulated depreciation and amortization	15,086
Fixed assets and leasehold improvements– net	$ 9,646

In accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"), the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. At December 31, 2008 unamortized software development costs were $240.

(In Thousands)

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2017 as follows:

Year Ending December	Amount
2009	$ 1,453
2010	1,286
2011	1,012
2012	873
Thereafter to 2017	2,262
Total	$ 6,886

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions, substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions, or other relief.

(In Thousands)

6. Commitments, Contingencies and Guarantees (continued)

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty, or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves are established in accordance with SFAS Statement No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. At December 31, 2008 there were no legal reserves.

Risks and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $10,000 to CastleOak Securities, L.P., an affiliate of CFLP. At December 31, 2008 there was no outstanding balance.

At December 31, 2008, in connection with its financing activities, the Partnership had commitments to enter into or extend resale and repurchase agreements. At December 31, 2008, there were $1,933,834 in resale commitments and $150,000 in repurchase commitments.

7. Related Party Transactions

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, to BGC International LP ("BGCILP"), Cantor Fitzgerald Europe ("CFE"), and BGC Financial LP

7. Related Party Transactions (continued)

("BGCFLP") in exchange for CFE, BGCILP and BGCFLP introducing to the Partnership international and domestic counterparties who buy and sell securities.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. Under an Amended and Restated Joint Services Agreement ("Joint Services Agreement") between the Partnership and BGC Partners, Inc. and its affiliates ("BGCP"), BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services.

Prior to April 1, 2008, under the Amended and Restated Joint Services Agreement between eSpeed, Inc. ("eSpeed"), an affiliate, and the Partnership, eSpeed owned and operated the electronic trading system and was responsible for providing electronic brokerage services. The Partnership provided voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services. In addition, the Partnership also provided credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The Partnership and eSpeed shared revenues derived from transactions effected in the marketplaces in which they collaborated. In general, the Partnership earned 35% of the transaction revenues for fully electronic transactions and 93% of the transaction revenues for voice-assisted brokerage transactions.

An affiliate of the Partnership has entered into various agreements with certain of its employees whereby these employees receive a forgivable loan. These employee forgivable loans have been capitalized by the affiliate and are charged to the Partnership over the life of the loan.

(In Thousands)

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during a period up to four years. Grant units are accounted for by CFLP as liability awards under FAS 123R. The liability incurred by CFLP for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are recorded by the Partnership as a compensation charge. As of December 31, 2008, the notional amount of grant units outstanding was $51,005.

9. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (formerly the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

10. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule "Rule 15c3-1". The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000, the application of the market maker calculation, or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 8% of customer and 4% of non - customer funds required to be segregated pursuant to the Commodity Exchange Act, or $500. At December 31, the Partnership had net capital, as defined, of $342,017, which was $331,919 in excess of its required net capital.

The Partnership is also subject to the Securities and Exchange Commission's Customer Protection Rule "Rule 15c3-3". For the December 31, 2008 customer reserve computation, the

(In Thousands)

10. Regulatory Capital Requirements (continued)

Partnership segregated qualified securities with a contract value of $93,520 into a special reserve account for the exclusive benefit of customers.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers "PAIB" pursuant to Rule 15c3-3. For the December 31, 2008 PAIB reserve computation, the Partnership segregated cash of $9,100 into a special reserve account for the exclusive benefit of PAIB customers.

As futures commission merchants, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2008 assets segregated and secured and held in separate accounts totaled $35,344 and exceeded requirements by $16,790.

11. Financial Instruments and Off-Balance Sheet Risk

Trading Activities – The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants. For the year ended December 31, 2008, principal transactions revenue was primarily attributable to corporate and mortgage backed debt instruments in conjunction with its debt capital markets business, as well as equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

11. Financial Instruments and Off-Balance Sheet Risk (continued)

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. At December 31, 2008, the partnership held no gross notional or contract amounts in derivative financial instruments.

Counterparty Credit Risk – Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities – The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears

11. Financial Instruments and Off-Balance Sheet Risk (continued)

customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

12. Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As of December 31, 2008, the Partnership has net deferred tax liabilities of $203 related to mark-to-market adjustments for tax purposes.

(In Thousands)

12. Income Taxes (continued)

As as result of the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109* ("FIN No. 48") on January 1, 2007, the Partnership recorded a deferred tax liability in the amount of $263 and related accrued interest of $147 through equity.

Included in the balance at December 31, 2008 is approximately a $263 potential New York City Unincorporated Business Tax audit adjustment relating to allocation factors and approximately $181 of interest calculated from the proposed audit period adjustment as of April 15, 2002.

A reconciliation is as follows:

Balance, January 1, 2008	$ 263
Additions to FIN No. 48 Liabilities	-
Balance, December 31, 2008	$ 263

13. Subsequent Event

During January and February 2009 the Partnership paid distributions, in the normal course of business, of $112,000.

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
As of December 31, 2008
With Report of
Independent Registered Public Accounting Firm
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and under Regulation 1.10(g) under the Commodity Exchange Act as a Public Document.

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